EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2013

(In thousands)

Earnings
Net income before minority interest	$22,560
Equity earnings	(2,396)
Income distribution from equity investees	1,807
Minority interest in pretax income	(998)
Amortization of capitalized interest	132
Federal and state income taxes	13,651
Fixed charges	5,107
Total Earnings as Defined	$39,863

Fixed Charges
Interest expense on long-term debt and other	$4,529
Interest on rentals*	216
Amortization of debt issuance costs	166
AFUDC - borrowed funds	196
Total Fixed Charges	$5,107

Ratio of Earnings to Fixed Charges	7.81X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.